Exhibit (a)(1)(G)

Supplement Dated March 18, 2016
to the Offer to Purchase for Cash Dated February 18, 2016
by

P.A.M. TRANSPORTATION SERVICES, INC.

P.A.M. Transportation Services, Inc. Has Amended its Offer to Purchase And Is Now
Offering to Purchase up to 425,000 Shares of its Common Stock
at a Purchase Price Not Greater Than $34.00 nor Less Than $31.00 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 5:00 P.M., EASTERN TIME, ON APRIL 5, 2016,
UNLESS THE OFFER IS EXTENDED.

On February 18, 2016, P.A.M. Transportation Services, Inc., a Delaware corporation (the “Company,” “we” or “us”), distributed documentation relating to the Company’s offer to purchase up to 325,000 shares of its common stock, par value $0.01 per share (the “common stock”), at a price not greater than $30.00 nor less than $27.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated February 18, 2016 (the “Original Offer to Purchase”), and the related Letter of Transmittal. By this Supplement to the Offer to Purchase, dated March 18, 2016 (the “Supplement,” and together with the Original Offer to Purchase, the “Offer to Purchase”), and the related amended Letter of Transmittal (the “Amended Letter of Transmittal”), we are amending and supplementing the Original Offer to Purchase. The Offer to Purchase and the Amended Letter of Transmittal, each as may be further amended or supplemented from time to time, and the terms and conditions described therein collectively constitute the “Offer.”

The Offer was originally scheduled to expire at the end of the day, 12:00 Midnight, Eastern Time, on March 17, 2016. We have extended the expiration of the Offer (the “Expiration Time”) to 5:00 p.m., Eastern Time, on April 5, 2016. We have also increased the Offer to up to 425,000 shares of common stock and increased the purchase price at which stockholders may tender their shares to a price not greater than $34.00 nor less than $31.00 per share, less any applicable withholding taxes and without interest.

In connection with the amendment and extension, the Chairman of our Board of Directors, Mr. Matthew T. Moroun, and his father, Mr. Manuel J. Moroun, who is also a director, have advised us that, although no final decision has been made, they may tender up to an aggregate of 750,000 shares that they beneficially own in the Offer, including shares held by each of them individually and shares held by a trust of which Mr. Matthew T. Moroun is a co-trustee and a beneficiary (the “Moroun Trust”). Messrs. Matthew T. Moroun and Manuel J. Moroun and the Moroun Trust are sometimes collectively referred to in this Offer as the “Moroun Family.” The Moroun Family collectively and beneficially owns approximately 59% of our issued and outstanding shares. See Section 10.

ALL PREVIOUS TENDERS OF SHARES BY STOCKHOLDERS ARE INVALID. STOCKHOLDERS THAT WISH TO PARTICIPATE IN THE OFFER MUST DELIVER TO US A PROPERLY COMPLETED AMENDED LETTER OF TRANSMITTAL AND OTHERWISE COMPLY WITH THE PROCEDURES DESCRIBED IN THE OFFER TO PURCHASE.

Subject to certain limitations and legal requirements, we reserve the right to accept for payment, according to the terms and conditions of the Offer, up to an additional 2% of our outstanding shares (or approximately 142,413 additional shares) for a total of approximately 567,413 shares. See Sections 1 and 14.

Questions and requests for assistance may be directed to Georgeson Inc., the Information Agent for the Offer, at its address and telephone number set forth on the back cover of this Supplement. Requests for additional copies of the Offer to Purchase, the related Amended Letter of Transmittal or the Amended Notice of Guaranteed Delivery or other Offer materials may be directed to the Information Agent.

March 18, 2016

The following information amends and supplements the information contained in the Original Offer to Purchase:

1.	Summary Term Sheet

The Summary Term Sheet in the Original Offer to Purchase is hereby amended and supplemented as follows:

What is the Company offering to purchase?

We are offering to purchase up to 425,000 shares of our common stock, par value $0.01 per share. See Section 1.

What will the purchase price for the shares be and what will be the form of payment?

We are conducting the Offer through a procedure commonly called a modified “Dutch Auction.”

This procedure allows you to select the price (in multiples of $0.50) within a price range specified by us at which you are willing to sell your shares.

The price range for the Offer is $31.00 to $34.00 per share. After the Offer expires, we will look at the prices chosen by stockholders for all of the shares properly tendered. We will then select the lowest purchase price (in multiples of $0.50) that will allow us to buy 425,000 shares. If fewer than 425,000 shares are properly tendered, subject to the conditions of the Offer, we will select the price that will allow us to buy all the shares that are properly tendered and not properly withdrawn.

All shares we purchase will be purchased at the same price, even if you have selected a lower price, but we will not purchase any shares above the purchase price we determine.

If your shares are purchased in the Offer, we will pay you the purchase price in cash, less any applicable withholding taxes and without interest, promptly after the Offer expires. See Sections 1 and 5. Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment.

What happens if fewer than 425,000 shares are tendered at or below the purchase price?

The Offer is not conditioned on any minimum number of shares being tendered. If fewer than 425,000 shares are properly tendered, subject to the conditions of the Offer, we will purchase all shares that are properly tendered and not properly withdrawn.

What happens if more than 425,000 shares are tendered at or below the purchase price?

Subject to certain limitations and legal requirements, we reserve the right to accept for payment, according to the terms and conditions of this Offer, up to an additional 2% of our outstanding shares (or approximately 142,413 additional shares). Thus, if this right is exercised, we may purchase up to approximately 567,413 shares in the Offer. In exercising this right, we may increase the purchase price to allow us to purchase all such additional shares.

If more than 425,000 shares (or such greater number of shares as we may elect to accept for payment, subject to applicable law) are properly tendered at or below the purchase price and not properly withdrawn prior to the Expiration Time, we will purchase shares, subject to the terms of the Offer, from all stockholders who properly tender shares at or below the purchase price we determine, on a pro rata basis. If we do not exercise our right to accept a greater number for purchase, we will purchase 425,000 shares, on a pro rata basis, from among all shares tendered at or below the purchase price we determine. If we exercise our right to accept for purchase more than 425,000 shares, we will purchase such larger number of shares (up to a maximum of approximately 567,413 shares), on a pro rata basis, from among all shares tendered at or below the purchase price we determine. Because of the proration provision described above, we may not purchase all of the shares that you tender even if you tender them at or below the purchase price. See Section 1.

How can I maximize the chance that my shares will be purchased?

If you wish to maximize the chance that your shares will be purchased, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Under the Offer” indicating that you will accept the purchase price we determine. If you agree to accept the purchase price determined in the Offer, your shares will be deemed to be tendered at the minimum price of $31.00 per share.

You may tender all or any portion of the shares you own, even if the number of shares you own exceeds the number of shares we may accept for purchase in the Offer. If more than 425,000 shares (or such greater number of shares as we may elect to accept for payment, subject to applicable law) are properly tendered at or below the purchase price and not properly withdrawn prior to the Expiration Time, we will purchase shares, subject to the terms of the Offer, from all stockholders who properly tender shares at or below the purchase price we determine, on a pro rata basis. Therefore, if you wish to maximize the number of your shares accepted for payment, you should tender as many shares as you own and are willing to sell.

How will the Company pay for the shares?

Assuming that the maximum of 425,000 shares are tendered in the Offer at the maximum purchase price of $34.00 per share, the aggregate purchase price will be approximately $14.45 million. Assuming that an additional amount of shares above the maximum of 425,000 shares are tendered in the Offer at the maximum purchase price of $34.00 per share and we exercise our right to purchase an additional number of shares up to 2% of our outstanding shares (or approximately 142,413 additional shares), the aggregate purchase price will be approximately $19.3 million. We anticipate that we will pay for the shares tendered in the Offer from our available cash, cash equivalents and short-term investments and from funds borrowed under our existing line of credit.

How long do I have to tender my shares; can the Offer be extended, amended or terminated?

You may tender your shares until the Offer expires. The Offer will expire at 5:00 p.m., Eastern Time, on April 5, 2016, unless we extend it. See Section 1. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely the nominee has established an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out the nominee’s deadline.

We may choose to extend the Offer at any time and for any reason, subject to applicable laws. See Section 14. We cannot assure you that we will extend the Offer or indicate the length of any extension that we may provide. If we extend the Offer, we will delay the acceptance of any shares that have been tendered. We can amend the Offer in our sole discretion at any time prior to the Expiration Time (as defined herein). We can also terminate the Offer prior to the Expiration Time if the conditions set forth in Section 6 are not met. See Sections 6 and 14.

How do I tender my shares?

If you want to tender all or part of your shares, you must do one of the following before 5:00 p.m., Eastern Time, on April 5, 2016, or any later time and date to which the Offer may be extended:

•	If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee and request that the nominee tender your shares for you.
•	If you hold certificates in your own name, you must complete and sign an Amended Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Amended Letter of Transmittal, to Computershare Trust Company, N.A., the Depositary for the Offer.
•	If you are an institution participating in the book-entry transfer facility (as defined in this Offer), you must tender your shares according to the procedure for book-entry transfer described in Section 3.
•	If you are unable to deliver the certificates for the shares or the other required documents to the Depositary or you cannot comply with the procedure for book-entry transfer within the required time, you must comply with the guaranteed delivery procedure outlined in Section 3.

You may contact the Information Agent for assistance. The contact information for the Information Agent appears on the back cover of this Offer to Purchase. See Section 3 and the Instructions to the Amended Letter of Transmittal.

How do holders of vested stock options participate in the Offer?

The Company will not purchase unexercised options. If you hold vested but unexercised options to purchase shares, you may choose to exercise such options in accordance with the terms of the applicable stock option plan or plans and tender the shares received upon such exercise in accordance with the Offer. Please keep in mind that an election to exercise your Company stock options is irrevocable, which means that if the shares resulting from your exercise are not purchased in the Offer for any reason, as discussed in Section 3 hereof, you will continue to hold such shares and you will not be given an opportunity to unwind your exercise.

If you wish to sell shares issuable pursuant to unexercised options, you must:

(1)	Exercise your vested options by submitting a written exercise notice to the Company’s stock administrator (and pay the applicable exercise price to the Company and pay any taxes that must be withheld as a result of the exercise) before 5:00 p.m., Eastern Time, on April 1, 2016 (the “Exercise Deadline”), and
(2)	Submit your election to participate in the Offer prior to the Expiration Time.

If you want to elect to sell shares in the Offer that were issuable upon exercise of a Company stock option and for any reason (a) you fail to properly or timely complete and submit your option exercise notice, and/or (b) you fail to pay the applicable exercise price for any option you are exercising (including any necessary tax amounts), in either case, before the Exercise Deadline, then you will not be eligible to sell shares subject to such option in the Offer.

In addition, holders of vested but unexercised options should evaluate the Offer carefully to determine if participation would be advantageous to them, based on their stock option exercise prices, the date of their stock option grants and the years left to exercise their options, the range of tender prices, the tax consequences of choosing to exercise any options, and the provisions for pro rata purchases by the Company described in Section 1. We strongly encourage holders of vested stock options to discuss the Offer with their tax advisor, broker and/or financial advisor. Holders of unvested stock options, unvested stock awards or other restricted equity interests may not tender such shares or shares represented by such interests.

Once I have tendered shares in the Offer, can I withdraw my tender?

Yes. You may withdraw any shares you have tendered at any time before 5:00 p.m., Eastern Time, on April 5, 2016, unless we extend the Offer, in which case you can withdraw your shares until the expiration of the Offer as extended. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares at any time after the end of the day, 12:00 Midnight, Eastern Time, on April 13, 2016. See Section 4.

Do the directors or executive officers of the Company intend to tender their shares in the Offer?

Our directors and executive officers are entitled to participate in the Offer on the same basis as all other stockholders. The Moroun Family has advised us that, although no final decision has been made, they may tender up to an aggregate of 750,000 shares that they collectively and beneficially own in the Offer. The Moroun Family collectively and beneficially owns approximately 59% of our issued and outstanding shares. In addition, Mr. W. Scott Davis, a director, has advised us that, although no final decision has been made, he may tender up to 10,000 shares that he beneficially owns in the Offer. Our other directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer. As a result, the proportional holdings of our directors and executive officers who do not participate in the Offer will increase following the consummation of the Offer. After termination of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions after the Offer at prices that may or may not be more favorable than the purchase price to be paid to our stockholders in the Offer. See Section 10.

If the Moroun Family and Mr. Davis properly tender all of the shares which they have indicated they may tender in this Offer, the Offer will be oversubscribed, even if we exercise our right to increase the number of shares accepted for payment by up to an additional 2% of our outstanding shares (or approximately 142,413 additional shares). In such event, the price(s) at which the Moroun Family and Mr. Davis tender their shares could determine the price at which all of the shares accepted for payment are purchased. Additionally, if the Offer is oversubscribed, we will purchase shares on a pro rata basis from all stockholders who properly tender shares at or below the purchase price we determine. See Section 1. Therefore, if you wish to maximize the chance that your shares will be purchased and wish to maximize the number of your shares accepted for payment, you should tender as many shares as you own and are willing to sell in the Offer and select the purchase price option “Shares Tendered at Price Determined Under the Offer” indicating that you will accept the purchase price we determine.

Can the tender offer be further extended, amended or terminated, and under what circumstances?

Yes. We can further extend or amend the tender offer in our sole discretion. If we further extend the tender offer, we will delay the acceptance of any shares that have been tendered. We can terminate the tender offer under certain circumstances. See Sections 6 and 14.

Why did the Company increase the Offer and the purchase price range in the Offer and extend the expiration date?

The Company amended the terms of the Offer in light of the increased trading price of the Company’s common stock and extended the Offer to comply with applicable laws and to ensure that stockholders have sufficient time to consider the Offer on its new terms and tender shares if they so choose.

What is the recent market price of my shares?

On March 16, 2016, the reported closing price of the common stock quoted on NASDAQ was $29.90 per share. You are urged to obtain current market quotations for the common stock before deciding whether and at what purchase price or purchase prices to tender your shares. See Section 7.

If I previously tendered my shares using the Letter of Transmittal distributed with the Original Offer to Purchase, is my tender still effective?

No. All previous tenders of shares by stockholders are invalid. Such stockholders who wish to participate in the Offer should tender their shares by delivering to us a properly completed Amended Letter of Transmittal and otherwise complying with the procedures described in the Offer to Purchase. The Depositary has informed us that shares represented by physical stock certificates previously tendered in the Offer may be held by the Depositary in book-entry form pending the stockholder’s re-tender of those shares or the expiration of the Offer; therefore, the Amended Letter of Transmittal will not need to be accompanied by such stock certificates to participate in the Offer.

Do I need to submit a notice of withdrawal for shares I previously tendered pursuant to the Original Offer to Purchase if such tender is no longer effective?

No. Because all previous tenders of shares are no longer valid, a notice of withdrawal is not required. All such previously tendered shares that are not re-tendered will be promptly returned.

2.	Section 8

Section 8 of the Original Offer to Purchase is amended and restated as follows:

Assuming that 425,000 shares are purchased in the Offer at the maximum purchase price of $34.00 per share, the aggregate purchase price will be approximately $14.45 million. Assuming that an additional amount of shares above the maximum of 425,000 shares are tendered in the Offer at the maximum purchase price of $34.00 per share and we exercise in full our right to purchase an additional number of shares up to 2% (approximately 142,413 shares) of our outstanding shares, the aggregate purchase price will be approximately $19.3 million. We anticipate that we will pay for the shares tendered in the Offer, as well as paying related fees and expenses, from our cash, cash equivalents and short-term investments and from funds borrowed under our existing line of credit.

Our existing line of credit agreement with First Tennessee Bank National Association provides for maximum borrowings of $40.0 million and contains certain restrictive covenants that must be maintained by the Company on a consolidated basis. Amounts outstanding under the line of credit bear interest at LIBOR (determined as of the first day of each month) plus 1.5%, are secured by our accounts receivable and mature on July 1, 2017. Monthly payments of interest are required under this agreement. Also, under the terms of the agreement the Company must have a debt to equity ratio of no more than 2.5:1 as of the end of each calendar quarter beginning with the quarter ending June 30, 2016. At March 16, 2016, outstanding advances on the line of credit were approximately $4.6 million, including $0.8 million of letters of credit, with availability to borrow approximately $35.4 million. We plan to repay any amounts borrowed under our line of credit in connection with the purchase of the shares in this Offer through cash received from our operations in the ordinary course of business.

We will utilize a portion of our existing cash in connection with the Offer and, as a result, will have reduced liquidity. However, we believe that, after the Offer is completed, our then-available cash, cash equivalents and short-term investments, cash flow from operations and access to capital will continue to provide us with adequate financial resources to meet our working capital requirements and to fund capital expenditures as well as to engage in strategic activities. This Offer is not subject to any financing condition.

3.	Section 9

The information in Section 9 of the Original Offer to Purchase under the caption “Incorporation by Reference” is amended and supplemented to add the following document to the list of documents incorporated by reference:

(a)	Our Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 15, 2016.
4.	Section 10

The information in Section 10 of the Original Offer to Purchase above the caption “Stock Option and Incentive Plan” is amended and restated as follows:

As of February 16, 2016, we had 7,120,661 issued and outstanding shares. The 425,000 shares we are offering to purchase under the Offer represent approximately 6.0% of the total number of issued and outstanding shares as of February 16, 2016.

Matthew T. Moroun is the Chairman of our Board of Directors, and his father, Mr. Manuel J. Moroun, is also a director. As of February 16, 2016, the Moroun Family beneficially owns 4,198,769 shares, or approximately 58.8% of the total number of our issued and outstanding shares, and our directors and executive officers as a group, including Messrs. Matthew T. and Manuel J. Moroun (nine persons), beneficially own an aggregate of 4,258,156 shares, or approximately 59.6% of the total issued and outstanding shares. The Moroun Family has advised us that, although no final decision has been made, they may tender up to a total of 750,000 shares that they collectively and beneficially own in the Offer. In addition, Mr. W. Scott Davis, a director, has advised us that, although no final decision has been made, he may tender up to 10,000 shares that he beneficially owns in the Offer. Our other directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer. As a result, if no shares are tendered by the Moroun Family or Mr. Davis, the Moroun Family’s proportional holdings will increase to approximately 62.5%, and the proportional holdings of our directors and executive officers as a group will increase to approximately 63.3% of the total number of our issued and outstanding shares as of February 16, 2016, assuming that we purchase 425,000 shares in the Offer. If the Moroun Family tenders an aggregate of 425,000 shares, we receive no other tenders and we purchase 425,000 shares in the Offer, the Moroun Family’s proportional holdings will decrease to approximately 56.2% and the proportional holdings of our directors and executive officers as a group will decrease to approximately 57.0% of the total number of issued and outstanding shares as of February 16, 2016.

However, after termination of the Offer, our directors and executive officers, including Messrs. Matthew T. and Manuel J. Moroun and Mr. Davis, may in compliance with applicable law sell their shares in open market transactions at prices that may or may not be more favorable than the purchase price to be paid to our stockholders in the Offer.

As of February 16, 2016, Dimension Fund Advisors LP is the only person or organization, other than Matthew T. Moroun, known to us to hold more than 5% of our common stock, beneficially owning shares which in the aggregate represent approximately 7.5% of the total number of issued and outstanding shares. We have no information as to whether this entity will participate in the Offer. Assuming we purchase 425,000 shares in the

Offer, and that Dimension Fund Advisors LP does not tender any shares in the Offer, the aggregate percentage beneficial ownership of Dimension Fund Advisors LP would be approximately 8.0%.

The table below provides the aggregate number and percentage of shares of our common stock that are beneficially owned as of February 16, 2016, by each person or organization known to us that beneficially owns more than 5% of our outstanding shares, each of our current directors and named executive officers, and our directors and named executive officers as a group. The percentage beneficial ownership of each such beneficial owner as of February 16, 2016, after giving effect to the Offer, appears in the last column of the table, assuming we purchase 425,000 shares in the Offer and the person listed does not tender any shares in the Offer. Unless otherwise indicated, the address of each stockholder, director, or officer listed in the table below is c/o P.A.M. Transportation Services, Inc., 297 West Henri De Tonti Blvd., Tontitown, Arkansas 72770.

	Prior to the Offer		After the Offer
Name or Group of Beneficial Owner	Shares Beneficially Owned(1)	Percent of Class(2)	Percent of Class(2)(3)
5% Stockholders:
Dimensional Fund Advisors LP(4)	536,970	7.54%	8.02%
Directors and Named Executive Officers:
Frederick P. Calderone	679	*	*
Daniel H. Cushman(5)	7,400	*	*
W. Scott Davis(6)	26,125	*	*
Norman E. Harned	679	*	*
Franklin McLarty	175	—	—
Matthew T. Moroun(7)	4,182,090	58.65%	62.37%
Manuel J. Moroun(8)	16,679	*	*
Daniel C. Sullivan	23,679	*	*
Allen West(9)	650	*	*
Directors and named executive officers as a group	4,258,156	59.55%	63.31%

*	Denotes less than one percent.
(1)	The number of shares beneficially owned includes any shares over which the person has sole or shared voting power or investment power and also any shares that the person can acquire within 60 days of February 16, 2016 through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his spouse) over the shares set forth in the table. Includes shares that may be acquired pursuant to stock options granted under our stock option plan that are currently exercisable or become exercisable within 60 days of February 16, 2016.
(2)	The percentages shown are based on the 7,120,661 shares of our common stock outstanding as of February 16, 2016, plus the number of shares that the named person or group has the right to acquire within 60 days of February 16, 2016. For purposes of computing the percentage of outstanding shares of common stock held by each person or group, any shares the person or group has the right to acquire within 60 days of February 16, 2016, are deemed to be outstanding with respect to such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person or group.
(3)	Assumes that 425,000 shares are purchased in the Offer and no shares are tendered by the listed person or group. If the Moroun Family tenders an aggregate of 425,000 shares and we receive no other tenders, the percentage of our total outstanding shares beneficially owned after the Offer by the Moroun Family and by our directors and executive officers as a group would be approximately 56.2% and 57.0%, respectively, assuming that we purchase a total of 425,000 shares in the Offer.
(4)	Based upon a Schedule 13G amendment, dated February 9, 2016, filed by Dimensional Fund Advisors LP, a Delaware Limited Partnership, which indicates that as of December 31, 2015, Dimensional Fund Advisors LP had the sole power to dispose of 536,970 shares as an investment advisor or manager to investment companies, trusts and separate accounts that own the 536,970 shares. The address of

Dimensional Fund Advisors LP is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746. We make no representation as to the accuracy or completeness of the information reported.
(5)	Includes 4,400 shares which may be acquired upon exercise of options exercisable within 60 days of February 16, 2016.
(6)	Includes 1,987 shares held in trusts for Mr. Davis’ children, for which Mr. Davis serves as trustee, and 5,000 shares which may be acquired upon exercise of options exercisable within 60 days of February 16, 2016.
(7)	Includes 1,080,090 shares owned directly, 10,000 shares which may be acquired upon exercise of options exercisable within 60 days of February 16, 2016, and 3,092,000 shares held in the Moroun Trust. Mr. Hal M. Briand is co-trustee with Mr. Matthew Moroun of the Moroun Trust and may therefore also be deemed to beneficially own the shares held by the Moroun Trust. The business address of each of Messrs. Moroun and Briand is 12225 Stephens Road, Warren, Michigan 48091.
(8)	Includes 10,000 shares which may be acquired upon exercise of options exercisable within 60 days of February 16, 2016, but does not include the 4,182,090 shares shown in the table as being beneficially owned by Mr. Manuel Moroun’s son, Mr. Matthew Moroun.
(9)	Includes 400 shares which may be acquired upon exercise of options exercisable within 60 days of February 16, 2016.
5.	General Amendments

All references in the Original Offer to Purchase to the Company’s offer to purchase up to 325,000 shares of common stock shall now mean up to 425,000 shares. All references in the Original Offer to Purchase to the maximum number of shares that the Company may purchase in the Offer of 467,413 shares shall now mean 567,413 shares. All references in the Original Offer to Purchase to the percentage of the total number of our issued and outstanding shares represented by the 425,000 shares that we are offering to purchase in the Offer shall now mean 6.0% of our issued and outstanding shares as of February 16, 2016. All references in the Original Offer to Purchase to the total number of shares that the Moroun Family may tender pursuant to the Offer shall now mean up to 750,000 shares.

All references to the purchase price in the Original Offer to Purchase shall now mean a price not greater than $34.00 nor less than $31.00 per share, less any applicable withholding taxes and without interest. All references to the maximum purchase price in the Offer shall now mean a maximum price of $34.00 per share, and all references to the minimum purchase price in the Offer shall now mean a minimum price of $31.00 per share.

All references in the Original Offer to Purchase to the expiration date or expiration time of the Offer shall now mean 5:00 p.m., Eastern Time, on April 5, 2016, unless the Offer is further extended or withdrawn.

* * * * * *

Except as otherwise set forth in this Supplement, the terms and conditions set forth in the Original Offer to Purchase (as amended) and the Amended Letter of Transmittal are applicable in all respects to the Offer. The information set forth above should be read in conjunction with the Original Offer to Purchase (as amended) and the Amended Letter of Transmittal. Terms defined in the Original Offer to Purchase but not defined in this Supplement have the meanings ascribed to them in the Original Offer to Purchase.

March 18, 2016

The Amended Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each stockholder of the Company or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:
Computershare Trust Company, N.A.

By First Class Mail:	By Registered Mail or Overnight Courier:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
Attn: Corporate Actions	Attn: Corporate Actions
P.O. Box 43011	250 Royall St., Suite V
Providence, Rhode Island 02940-3011	Canton, Massachusetts 02021

Delivery of the Amended Letter of Transmittal to an address other than as set forth above will not constitute a valid delivery to the Depositary.

Questions and requests for assistance or for additional copies of this Supplement, the Original Offer to Purchase, the Amended Letter of Transmittal and the Amended Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and location listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

480 Washington Blvd., 26th Floor
Jersey City, NJ 07310

Banks, Brokers and Stockholders
Call Toll-Free (866) 821-2570